UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

SURGE HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

50116D 107

(CUSIP Number)

March 14, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50116D 107

1.	Names of reporting persons. Sidney J. Lorio Jr.
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [ ]
3.	SEC use only
4.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 9,205,284(1)
	6.	Shared voting power 0
	7.	Sole dispositive power 9,205,284 (1)
	8.	Shared dispositive power 0

9.	Aggregate amount beneficially owned by each reporting person 9,205,284 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]
11.	Percent of class represented by amount in Item 9 9.30%(2)
12.	Type of reporting person (see instructions) Individual

(1)

Consisting of (a) 7,709,395 shares of common stock held jointly by Sidney J. Lorio Jr. and his spouse, Gloria D. Lorio; and (b) 1,495,889 shares of common issuable upon exercise of warrants held jointly by Sidney J. Lorio Jr. and his spouse, Gloria D. Lorio.

(2)	Percentage calculation based on (a) 97,534,983 shares of the Issuer’s common stock outstanding as of September 11, 2019, as set forth in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 12, 2019; and (b) the exercise of warrants held jointly by Sidney J. Lorio Jr. and his spouse, Gloria D. Lorio for 1,495,889 shares of common stock of the issuer.

Sidney J. Lorio Jr. and his spouse, Gloria D. Lorio, own, based solely on their 7,709,395 shares, 7.9% of the 97,534,983 shares currently outstanding.

ITEM 1.

(A) NAME OF ISSUER:

Surge Holdings, Inc. (the “Issuer”)

(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICE:

3124 Brother Blvd, Suite 104, Bartlett, TN 38133

ITEM 2.

(A) NAME OF PERSON FILING:

Sidney J. Lorio Jr.

(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

2116 Parkwood Drive 2116 Parkwood Drive, Bedford, TX 76021

(C) CITIZENSHIP:

United States

(D) TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value per share

(E) CUSIP NUMBER:

50116D 107

ITEM 3. STATEMENT FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C)

Not applicable.

ITEM 4. OWNERSHIP.

(A) AMOUNT BENEFICIALLY OWNED:

9,205,284 shares consisting of (a) 7,709,395 shares of common stock held jointly by Sidney J. Lorio Jr. and his spouse, Gloria D. Lorio; and (b) 1,495,889 shares of common issuable upon exercise of warrants held jointly by Sidney J. Lorio Jr. and his spouse, Gloria D. Lorio.

The 1,495,889 shares of common issuable upon exercise of warrants consists of: (i) 1,303,032 warrants with an exercise price of $0.50 and expiration dates between June 2020 and November 2020; and (ii) 192,857 warrants with an exercise price of $0.75 and expiration dates between March 2022 and September 2022.

(B) PERCENT OF CLASS:

9.30% based on (a) 97,534,983 shares of the Issuer’s common stock outstanding as of September 11, 2019, as set forth in the Issuer’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 12, 2019; and (b) the exercise of warrants held jointly by Sidney J. Lorio Jr. and his spouse, Gloria D. Lorio for 1,495,889 shares of common stock of the issuer.

Sidney J. Lorio Jr. and his spouse, Gloria D. Lorio, own, based solely on their 7,709,395 shares, 7.9% of the 97,534,983 shares currently outstanding

(C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(I)	SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 9,205,284
(II)	SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
(III)	SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 9,205,284
(IV)	SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 4, 2019

By:	/s/ Sidney J. Lorio Jr.
Name:	Sidney J. Lorio Jr.